                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 2)


                          CHOICE DRUG SYSTEMS, INC.
                              (Name of Issuer)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 170379-10-1
                               (CUSIP Number)

                               ALLAN C. SILBER
                             COUNSEL CORPORATION
                            2 FIRST CANADIAN PLACE
                          EXCHANGE TOWER, SUITE 1300
                                 P.O. BOX 435
                      TORONTO, ONTARIO, CANADA  M5X 1E3
                               (416) 866-3000
                   (Name, Address and Telephone Number of
                        Person Authorized to Receive
                         Notice and Communications)

                               AUGUST 29, 1995
                    (Date of Event which Requires Filing
                             of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act")
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.  170379-10-1                13D                     PAGE 2 OF 12 PAGES


(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         COUNSEL CORPORATION



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]

                                                                        (b) [  ]
(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         PF (SEE ITEM 3)



(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                  [  ]



(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         ONTARIO, CANADA


NUMBER OF SHARES          (7)     SOLE VOTING POWER
                                           6,244,325 (SEE ITEM 5)


BENEFICIALLY              (8)     SHARED VOTING POWER
                                                     0

OWNED BY EACH             (9)     SOLE DISPOSITIVE POWER
                                           6,244,325 (SEE ITEM 5)


REPORTING PERSON          (10)    SHARED DISPOSITIVE POWER
                                                     0


(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,244,325 (SHARES OF COMMON STOCK (SEE ITEM 5)

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* COUNSEL CORPORATION DISCLAIMS BENEFICIAL OWNERSHIP OF MR. SILBER'S [X] HOLDINGS, AS DISCUSSED IN ITEM 5.

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.9% (SEE ITEM 5)


(14)     TYPE OF REPORTING PERSON *
         CO

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 170379-10-1                   13D                   PAGE 3 OF 12 PAGES



(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ALLAN C. SILBER



(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]

(3)      SEC USE ONLY



(4)      SOURCE OF FUNDS *
         PF (SEE ITEM 3)


(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(d) or (e)                                                  [  ]


(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         TORONTO, ONTARIO, CANADA


NUMBER OF SHARES          (7)     SOLE VOTING POWER
                                  360,000   (SEE ITEM 5)


BENEFICIALLY              (8)     SHARED VOTING POWER
                                  0         (SEE ITEM 5)

OWNED BY EACH             (9)     SOLE DISPOSITIVE POWER
                                  360,000   (SEE ITEM 5)


REPORTING PERSON          (10)    SHARED DISPOSITIVE POWER
                                  0         (SEE ITEM 5)

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 360,000 (SEE ITEM 5)


(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         MR. SILBER DISCLAIMS BENEFICIAL OWNERSHIP OF COUNSEL              [ X ]
         CORPORATION'S HOLDINGS, AS DISCUSSED IN ITEM 5


(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6% (SEE ITEM 5)


(14)     TYPE OF REPORTING PERSON *
         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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                      AMENDMENT NUMBER 2 TO SCHEDULE 13D

Introduction

         This statement (the "Second Amendment") is amendment number 2 to an initial statement on Schedule 13D as amended and restated in an Amendment dated May 22, 1995 (the "First Amendment") (the Second Amendment, the First Amendment and the initial statement being herein referred to as the "Schedule 13D"), with respect to the common stock of Choice Drug Systems, Inc. (the "Issuer"). The reporting persons named below are hereby jointly filing this statement on
Schedule 13D, pursuant to Rule 13d-1(f)(1) promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. This Second Amendment amends Items 3 and 5.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is deleted in its entirety and replaced and supplemented by the following:

         Counsel Corporation used corporate funds and Mr. Silber used private funds to purchase shares of the Issuer's common stock and warrants for additional shares of the Issuer's common stock. Mr. Silber received options to purchase shares of the Issuer's common stock in connection with his service as an officer and director of the Company.

Item 5.  Interest in Securities of the Issuer.

         Item 5(a) is deleted in its entirety and replaced and supplemented by the following:

         (a) As of the close of business on September 7, 1995, (i) Counsel Corporation beneficially owns in the aggregate 6,244,325 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Mr. Silber, and (ii) Mr. Silber beneficially owns in the aggregate 360,000 shares of the Issuer's common stock and disclaims beneficial ownership of all shares held by Counsel Corporation. Counsel Corporation's and Mr. Silber's ownership constitute 39.9% and less than 2.6%, respectively, of the outstanding shares of the Issuer's common stock, based upon 13,323,810 shares outstanding as of August 29, 1995 (represented as the number of shares of the Issuer's common stock outstanding as of such date in the Issuer's filing on Form 10-C plus, with respect to each party, the number of shares subject to options or warrants held by such party.

                 Counsel Corporation has direct beneficial ownership of 3,907,599 shares of the Issuer's common stock and warrants to acquire an additional 2,336,726 shares.





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                 Mr. Silber has direct beneficial ownership of 50,000 shares of the Issuer's common stock, warrants to acquire an additional 45,000 shares and options to acquire an additional 265,000 shares.

                 Mr. Silber is a director of Counsel Corporation and a shareholder who beneficially owns or controls approximately 25% of the common shares of Counsel Corporation. Each of Counsel Corporation and Mr. Silber disclaims beneficial ownership of the shares of the Issuer beneficially owned by the other.

         (b)     No change in Item 5(b).

         (c) The following transaction was effected by the reporting person since May 22, 1995:

                 On August 29, 1995, the Issuer completed a private offering of 3,500,000 shares of Common Stock. Counsel Corporation acquired 1,311,237 shares of Common Stock for an aggregate consideration of $5,743,218. On August 28 and August 29, 1995, Mr. Silber was granted options to purchase 15,000 and 250,000 shares, respectively.

         (d)     Not Applicable

         (e)     Not Applicable





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                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    September 8, 1995



                               COUNSEL CORPORATION



                               By:    /s/ Allan C. Silber
                                   -------------------------------------------
                                        Allan C. Silber
                                        Chairman of the Board and
                                        Chief Executive Officer



                                      /s/ Allan C. Silber
                                   -------------------------------------------
                                        Allan C. Silber, Individually